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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    333-141128-05

FREESCALE SEMICONDUCTOR HOLDINGS I, LTD.

(Exact name of registrant as specified in its charter)

6501 William Cannon Drive West

Austin, Texas 78735

(512) 895-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.005 per share

Guarantees of Senior Floating Rate Notes Due 2014

Guarantees of 9 1/8%/9 7/8% Senior PIK-Election Notes Due 2014

Guarantees of 8 7/ 8% Senior Fixed Rate Notes Due 2014

Guarantees of 10 1/8% Senior Subordinated Notes Due 2016

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Common Shares, par value $0.005 per share: 5 holders

Guarantees of Senior Floating Rate Notes Due 2014: 27 holders

Guarantees of 9 1/8%/9 7/8% Senior PIK-Election Notes Due 2014: 41 holders

Guarantees of 8 7/8% Senior Fixed Rate Notes Due 2014: 52 holders

Guarantees of 10 1/8% Senior Subordinated Notes Due 2016: 80 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Freescale Semiconductor Holdings I, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 6, 2009	FREESCALE SEMICONDUCTOR HOLDINGS I, LTD.

	By:	/s/ Alan Campbell
	Name:	Alan Campbell
	Title:	Chief Financial Officer